UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

North Haven Private Income Fund A LLC

(Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund A LLC

(Name of Filing Persons (Issuer))

Class I Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Occi

Orit Mizrachi

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

(212) 761-8038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Thomas J. Friedmann

William J. Bielefeld

Matthew J. Carter

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 13, 2026 by North Haven Private Income Fund A LLC (the “Company”) in connection with an offer by the Company to purchase up to 758,427 of its outstanding Class I Units (the “Units”), which represents 5.0% of Units outstanding as of June 30, 2026, at a price equal to the net asset value per Unit as of September 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).

The Offer expired at 12:01 a.m., Eastern Time, on September 14, 2026 and, the Company accepted for purchase approximately 73.3% of the Units of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer on a pro rated basis. Repurchases are estimated to be 5.0% of the outstanding Units of the Company as of June 30, 2026.

The final dollar value and the exact number of Units to be repurchased will be disclosed in a subsequent amendment after determination of the purchase price, which is the net asset value per Unit as of September 30, 2026, and the determination of the number of Units held by tendering members inclusive of any Units issued to such members pursuant to the Company’s distribution reinvestment plan.

Item 12 of the Statement is hereby amended and supplemented as follows:

The following exhibit is added to the Statement:

(a)(1)(vi)	Letter to investors, dated September 18, 2026

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported in the Statement, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND A LLC

By:	/s/ Orit Mizrachi
Name:	Orit Mizrachi
Title:	Co-President and Chief Operating Officer

Dated: September 18, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(vi)	Letter to investors, dated September 18, 2026